

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2019

The principal balances and results accumulated for the period ending September 2019 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,108,704
Interbank loans, net	4,130
Loans and accounts receivables from customers, net	31,080,808
Total investments	3,164,108
Financial derivative contracts	7,304,132
Other asset items	2,917,557
Total assets	**46,579,439**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	9,463,459
Time deposits and other time liabilities	13,404,816
Financial derivative contracts	6,606,406
Issued debt instruments	9,266,604
Other liabilities items	4,432,816
Total equity	3,405,338
Total liabilities and Equity	**46,579,439**

Equity attributable to:	
Equity holders of the Bank	3,358,402
Non-controlling interest	46,936

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,041,030
Net fee and commission income	210,384
Result from financial operations	152,575
Total operating income	**1,403,989**
Provision for loan losses	(268,443)
Support expenses	(560,780)
Other results	(22,899)
Income before tax	**551,867**
Income tax expense	(117,265)
Continued operations result	**434,602**
Discontinued operations result	**1,699**
Net income for the period	**436,301**

Attributable to:	
Equity holders of the Bank	435,386
Non-controlling interest	915

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de septiembre de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de septiembre de 2019 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.108.704
Adeudado por bancos	4.130
Créditos y cuentas por cobrar a clientes	31.080.808
Inversiones totales	3.164.108
Contratos de derivados financieros	7.304.132
Otros rubros del activo	2.917.557
Total Activos	**46.579.439**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	9.463.459
Depósitos y otras captaciones a plazo	13.404.816
Contratos de derivados financieros	6.606.406
Instrumentos de deuda emitidos	9.266.604
Otros rubros del pasivo	4.432.816
Total patrimonio	3.405.338
Total Pasivos y Patrimonio	**46.579.439**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.358.402
Interés no controlador	46.936

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.041.030
Ingreso neto de comisiones	210.384
Resultado de operaciones financieras	152.575
Total ingresos operacionales	**1.403.989**
Provisiones por riesgo de crédito	(268.443)
Gastos de apoyo	(560.780)
Otros resultados	(22.899)
Resultado antes de impuesto	**551.867**
Impuesto a la renta	(117.265)
Resultado de operaciones continuas	**434.602**
Resultado de operaciones discontinuas	**1.699**
Utilidad consolidada del periodo	**436.301**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	435.386
Interés no controlador	915

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.